Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Millennium Pharmaceuticals, Inc. is the direct beneficial owner of 3,920,625 shares of Common Stock of Myovant Sciences Ltd. Millennium Pharmaceuticals, Inc. is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (58.09%) and Takeda Pharmaceuticals International AG (41.91%). Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited.